Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269346

PROSPECTUS SUPPLEMENT NO. 67

(to Prospectus dated February 7, 2024)

MSP RECOVERY, INC.

285,715 Shares of Class A Common Stock

This prospectus supplement no. 67 amends and supplements the prospectus dated February 7, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-269346). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the offer and sale, from time to time, by the selling stockholders identified below, or their permitted transferees, of up to 285,715 shares of our Class A Common Stock, par value $0.0001 per share that we may issue and sell to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville” or the “Selling Securityholder”) fund managed by Yorkville Advisors Global, LP from time to time after the date of this prospectus, pursuant to the Standby Equity Purchase Agreement (the “Yorkville SEPA”) dated November 14, 2023, entered into with Yorkville. See the section entitled “Yorkville Facility” for a description of the Yorkville SEPA.

Yorkville Facility

The shares of our Class A Common Stock being offered by Yorkville have been and may be issued pursuant to the Yorkville SEPA. Under the Yorkville SEPA, the Company agreed to issue and sell to Yorkville, from time to time, and Yorkville agreed to purchase from the Company, up to $250 million of the Company’s Class A Common Stock. The Company shall not affect any sales under the Yorkville SEPA, and Yorkville shall not have any obligation to purchase shares of our Class A Common Stock under the Yorkville SEPA, to the extent that after giving effect to such purchase and sale: (i) Yorkville would beneficially own more than 9.99% of the Company’s Class A Common Stock at the time of such issuance (the “Ownership Limitation”), or (ii) the aggregate number of shares of Class A Common Stock issued under the Yorkville SEPA together with any shares of Common Stock issued in connection with any other related transactions that may be considered part of the same series of transactions, would exceed 158,295 shares of Class A Common Stock, which is 19.99% of the aggregate number of shares of outstanding voting Common Stock as of November 14, 2023 (the “Exchange Cap”). Effective January 8, 2025, the Exchange Cap was effectively lifted, allowing the Company to issue shares to Yorkville pursuant to the Yorkville SEPA and the Yorkville Convertible Notes in excess of the Exchange Cap. As a result of the Ownership Limitation, the Company may not have access to the full $250 million amount available under the Yorkville SEPA.

The shares of Class A Common Stock will be sold to Yorkville pursuant to the Yorkville SEPA at the election of the Company as specified in the Advance Notice and at a per share price equal to: (i) 98% of the Market Price (as defined below) for any period commencing on the receipt of the Advance Notice by Yorkville and ending on 4:00 p.m. New York City time on the applicable Advance notice date (the “Option 1 Pricing Period”), and (ii) 97% of the Market Price for any three consecutive trading days commencing on the Advance notice date (the “Option 2 Pricing Period,” and each of the Option 1 Pricing Period and the Option 2 Pricing Period, a “Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily volume weighted average price (“VWAP”) of the Class A common stock on Nasdaq during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest daily VWAP of the Class A common stock on the Nasdaq during the Option 2 Pricing Period. In addition, provided that there is a balance outstanding under the Convertible Notes, shares of Class A Common Stock may also be sold to Yorkville pursuant to the Yorkville SEPA at the election of Yorkville, pursuant to a Yorkville Advance.

Yorkville Convertible Notes

In connection with the Yorkville SEPA, and subject to the conditions set forth therein, Yorkville agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) an aggregate principal amount of $15.75 million. On November 14, 2023, we issued a Convertible Note to Yorkville in the principal amount of $5.0 million resulting in net proceeds to us of $4.73 million. On December 11, 2023, we issued a Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million. On April 8, 2024, we issued a Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million. The maturity date of these Convertible Notes is November 30, 2026 (as extended pursuant to the Yorkville Letter Agreement) and may be further extended at the discretion of Yorkville.

Pursuant to a Supplemental Agreement dated June 26, 2025, Yorkville agreed to advance to the Company, in the form of Convertible Notes, an additional $3.0 million subject to the terms and conditions set forth in the Yorkville SEPA. In connection thereto, on June 26, 2025, we issued a Convertible Note in the principal amount of $0.75 million, resulting in net proceeds to us of $0.70 million. On July 16, 2025, we issued a Convertible Note in the principal amount of $0.75 million, resulting in net proceeds to us of $0.70 million. On August 8, 2025, we issued a Convertible Note in the principal amount of $0.75 million, which Yorkville disbursed in two payments: (i) $0.36 million on August 8, 2025, and (ii) $0.36 million on August 15, 2025. On September 18, 2025, we issued a Convertible Note in the principal amount of $0.38 million, resulting in net proceeds to us of $0.36 million, and on September 29, 2025, we issued a Convertible Note in the principal amount of $0.38 million, resulting in net proceeds to us of $0.34 million. The maturity date of the Convertible Notes is March 31, 2027, which date may be extended at the discretion of Yorkville.

On October 10, 2025, in connection with the Yorkville SEPA, and subject to the terms and conditions set forth therein, the Company and Yorkville entered into a second Supplemental Agreement (the “Second Supplemental Agreement”), whereby Yorkville agreed to advance to the Company, in the form of Convertible Notes, additional funding of up to $3.0 million, from time to time in such amounts as the Company and Yorkville may mutually agree, and subject to the satisfaction of conditions precedent set forth in the Second Supplemental Agreement. Advances pursuant to the Second Supplemental Agreement are subject to a 10% original issue discount, and may be issued in increments such that the net principal increase incurred by such advance under the Second Supplemental Agreement to the aggregate principal amount of all Pre-Paid Advances then outstanding does not exceed $1.0 million.

Interest shall accrue on the outstanding balance of any Convertible Note at an annual rate equal to 5.0%, subject to an increase to 18.0% upon an event of default as described in the Convertible Notes, and is payable upon maturity or upon the occurrence of a Trigger Event. Yorkville may convert the Convertible Notes into shares of our Class A Common Stock at a conversion price equal to the lower of: (A)(i) with respect to the Convertible Note issued on April 8, 2024, $263.375 per share, (ii) with respect to the Convertible Note issued on June 26, 2025, $14.00 per share (iii) with respect to the Convertible Note issued on July 16, 2025, $14.00 per share, (iv) with respect to the Convertible Note issued on August 8, 2025, $14.00 per share, (v) with respect to the Convertible Note issued on September 18, 2025, $2.00 per share, and (vi) with respect to the Convertible Note issued on September 29, 2025, $2.00 per share; or (B) 95% of the lowest daily VWAP during the seven consecutive trading days immediately preceding the conversion (the “Conversion Price”), which in no event may the Conversion Price be lower than $0.50 (the “Floor Price”). Yorkville, at its discretion, and providing that there is a balance remaining outstanding under the Convertible Notes, may deliver a notice under the Yorkville SEPA requiring the issuance of shares of Class A Common Stock to Yorkville at a price per share equivalent to the Conversion Price as determined in accordance with the Convertible Notes; Yorkville, in its sole discretion, may select the amount of any such conversion, provided that the number of shares issued does not cause Yorkville to exceed: (i) the Ownership Limitation or (ii) the number of shares registered pursuant to this Registration Statement. Any amounts payable under a Convertible Note will be offset by such amount sold pursuant to a Yorkville Advance.

On April 8, 2024, the Company and Yorkville reached an agreement (the “Yorkville Letter Agreement”) to: (1) reduce the Floor Price from $224.00 to $175.00; (2) waive the first monthly payment due to the Floor Price Trigger, thereby curing the Floor Price Trigger; and (3) extend the maturity date of the Convertible Notes to September 30, 2025. In addition, the parties agreed that the third Convertible Note for $5.0 million would be issued on April 8, 2024. On April 12, 2024, Yorkville further agreed that, to the extent that it holds Class A Common Stock in such quantities that would prevent the Company from utilizing the Yorkville SEPA solely due to the Ownership Limitation, Yorkville commits to fund an additional advance in the principal amount of $13.0 million on the same terms and conditions as the previous advances pursuant to the Yorkville SEPA.

On May 2, 2024, the Company and Yorkville reached an agreement to reduce the Floor Price under the Yorkville SEPA from $175.00 to $87.50. On July 11, 2024, the daily VWAP for our Class A Common Stock had been below the Floor Price for ten consecutive trading days, resulting in a Floor Price Trigger. On July 12, 2024, Yorkville agreed to extend the due date for the first Monthly Payment, due as a result of a Floor Price Trigger, to September 11, 2024. On August 13, 2024, the Company and Yorkville reached an agreement to reduce the Floor Price under the Yorkville SEPA from $87.50 to $26.25, thereby curing the Floor Price Trigger pursuant to the terms of the Yorkville SEPA. On December 6, 2024, stockholders holding at least a majority of our outstanding voting capital stock, including our Class A Common Stock and Class V Common Stock, approved by written consent as required by Nasdaq Rule 5635(d), the issuance of shares of common stock of the Company in excess of the Exchange Cap set forth in the Yorkville SEPA. Effective January 8, 2025, the Exchange Cap was effectively lifted, allowing the Company to issue shares to Yorkville pursuant to the Yorkville SEPA and the Yorkville Convertible Notes in excess of the Exchange Cap. On January 24, 2025, the Company and Yorkville agreed that Monthly Payments resulting from a Floor Price Trigger would be due no sooner than April 30, 2025, and that the Company would initiate Advance Notices weekly to issue and sell shares remaining under an existing effective registration statement. On April 10, 2025, Yorkville further agreed to: (i) extend the due date for the first Monthly Payment to November 30, 2026, (ii) extend the maturity date of the Convertible Notes to November 30, 2026, and (iii) to waive Volume Threshold and Maximum Advance Amount limitations set forth in the Yorkville SEPA. On June 5, 2025, the Company and Yorkville reached an agreement to reduce the Floor Price under the Yorkville SEPA from $26.25 to $7.00. On August 5, 2025, the Floor Price was reduced from $7.00 to $3.50. On September 5, 2025, the Floor Price was reduced from $3.50 to $2.00. On September 15, 2025, the Floor Price was reduced from $2.00 to $1.60. On September 29, 2025, the Floor Price was reduced from $1.60 to $1.20. On October 10, 2025 the Floor Price was reduced from $1.20 to $1.00 per share. On October 28, 2025, the Floor Price was further reduced from $1.00 to $0.50.

On December 22, 2025, the Company’s Class A common stock ceased trading on the Nasdaq Capital Market and began trading on the OTC Venture market (“OTCQB”). Pursuant to Section 2(a)(iv) of the Notes, an Event of Default is deemed to occur if the Company’s common stock ceases to be quoted or listed for trading on any “Primary Market” for a period of 10 consecutive trading days (the “Primary Market Period”). The 10 consecutive trading-day Primary Market Period following the Nasdaq delisting concluded on January 6, 2026. On January 8, 2026, Yorkville delivered a letter to the Company memorializing Yorkville’s agreement to extend the Primary Market Period from 10 consecutive trading days to 90 calendar days, or through March 22, 2026, provided that the Company’s Class A common stock remains quoted for trading on the OTCQB during such period. This extension has the effect of deferring Yorkville’s enforcement of remedies arising solely from the Nasdaq delisting, subject to the satisfaction of the foregoing condition.

Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our Class A Common Stock by Yorkville, and any discounts, commissions, or concessions received by Yorkville, are deemed to be underwriting discounts and commissions under the Securities Act. Yorkville may offer and sell the securities covered by this prospectus from time to time. Yorkville may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. See the sections of this prospectus titled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities.

The registration of securities covered by this prospectus does not mean that Yorkville will offer or sell any of the shares of our Class A Common Stock. Yorkville may offer, sell, or distribute all or a portion of their shares of Class A Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Class A Common Stock by Yorkville pursuant to this prospectus. However, we expect to receive proceeds from sales of Class A Common Stock that we may elect to make to the Selling Securityholder pursuant to the Yorkville SEPA, if any, from time to time in our discretion. See “Committed Equity Financing” for a description of how the price we may sell shares of Class A Common Stock to the Selling Securityholder is calculated pursuant to the Yorkville SEPA. We provide more information about how the Selling Securityholder may sell or otherwise dispose of the shares of our Class A Common Stock in the section entitled “Plan of Distribution.”

Our Common Stock, Public Warrants and New Warrants are listed on OTC Markets under the symbols “MSPR,” “MSPRZ,” and “MSPRW.” On July 10, 2026, the closing price of Common Stock was $0.0185 per share, the closing price of our Public Warrants was $0.0058 per warrant and the closing price of our New Warrants was $0.0001 per warrant.

Effective at 11:59 PM EDT on September 1, 2025, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-7 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this prospectus supplement No. 67 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2024, filed with the SEC on April 16, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 13, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 8, 2026

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39445	84-4117825
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3525 NW 7th Street Miami, Florida	33125
(Address of principal executive offices)	(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	MSPR	OTC Market Group, Inc.

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $50,312.50 per share	MSPRW	OTC Market Group, Inc.

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $0.4375 per share	MSPRZ	OTC Market Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

On July 8, 2026, MSP Recovery, Inc. (the “Company”) entered into a letter agreement (the “July 2026 VRM Letter Agreement”) with VRM MSP Recovery Partners, LLC (“VRM”), pursuant to which VRM agreed to provide a one-time advance of $0.3 million (the “Additional Advance”) to support certain operating expenses of the Company, in accordance with an operating budget previously approved by VRM.

The July 2026 VRM Letter Agreement provides that the Additional Advance is a one-time accommodation and does not obligate VRM or its affiliates to provide any future funding. VRM expressly reserved all rights under the existing transaction documents governing the parties’ relationship.

In connection with the Additional Advance, the Company and VRM also agreed to certain amendments and supplements to the parties’ existing contractual arrangements, including the Master Transaction Agreement, dated March 9, 2022 (as amended, the “MTA”), and the Amended and Restated Security Agreement, dated September 11, 2023 (as amended, the “Security Agreement”).

Among other things, pursuant to the July 2026 VRM Letter Agreement:

●	the Company agreed to irrevocably direct payors of claims recovery proceeds, other than Excluded Proceeds, to remit such proceeds to designated collection accounts subject to VRM’s control or otherwise maintained pursuant to arrangements acceptable to VRM, where such proceeds will be administered in accordance with the July 2026 VRM Letter Agreement;

●	the parties amended procedures governing the receipt, allocation, and distribution of claims recovery proceeds through such collection accounts, including procedures intended to recognize amounts payable to third-party owners, lienholders, and legal counsel prior to application of remaining proceeds in accordance with the parties’ contractual arrangements;

●	the Company agreed that, until otherwise directed by VRM, claims recovery proceeds otherwise payable to the Company (other than excluded proceeds and amounts payable to third parties) will be remitted to a VRM and/or the applicable joint venture entity bank account or the Company’s bank account which VRM holds a control agreement, with amounts received first being applied to reimburse prior advances and the Additional Advance before being applied toward the VRM Full Return (as defined in the MTA);

●	the Company agreed to provide VRM with additional claims data relating to claims subject to VRM’s security interests in order to facilitate the determination of ownership interests, lien priorities, and distributions of claims recovery proceeds; and

●	the parties amended the MTA and the Security Agreement to remove the “Operating Reserve” and the “Reserve Account” from the definition of excluded collateral (or Excluded Property), with the result that such amounts are subject to VRM’s security interests under the Security Agreement. As a result of this amendment, amounts previously constituting the Operating Reserve and Reserve Account are no longer excluded from the collateral securing the Company’s obligations under the Security Agreement.

The July 2026 VRM Letter Agreement further provides that it is not intended to constitute a novation of any obligations under the existing transaction documents or otherwise affect the priority of VRM’s existing liens, except as expressly provided therein.

The foregoing description of the July 2026 VRM Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the July 2026 VRM Letter Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. Unless otherwise indicated, capitalized terms used but not defined in this Item 1.01 have the meanings assigned to them in the July 2026 VRM Letter Agreement.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

To the extent required by Item 2.03 of Form 8-K, the information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Virage Letter Agreement dated July 8, 2026
10.2	MTA Amendment No. 3 and Amendment No. 2 to the Amended and Restated Security Agreement
10.3	MTA Amendment No. 2 and Amendment to the Amended and Restated Security Agreement
10.4	Master Transaction Agreement Amendment dated April 11, 2023
10.5	Master Transaction Agreement
10.6	Amended and Restated Security Agreement
10.7	Amendment No. 4 to the Amended and Restated Security Agreement dated August 26, 2025
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 13, 2026	MSP RECOVERY, INC.

	By:	/s/ Thomas W. Hawkins
	Name:	Thomas W. Hawkins
	Title:	Director and Member of the Special Committee

3